Filed by BioNTech SE (Commission File No. 001-39081)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934, as amended.

Subject Company: CureVac N.V.

Commission File No.: 001-39446

The following communications are being filed in connection with the proposed acquisition of CureVac N.V. by BioNTech SE.

BioNTech Reaches Agreement to Receive a Non-exclusive License for mRNA-based COVID-19 and/or Influenza Products and Resolve Patent Litigation with CureVac and GSK

8 August 2025

BioNTech SE (Nasdaq: BNTX) is committed to developing breakthrough mRNA-based medicines for those in need. The announced acquisition of CureVac N.V. (Nasdaq: CVAC) (the “Acquisition”) is an investment in the future of mRNA-based cancer medicines and another strategic building block for BioNTech. Upon closing, it will bring together two highly complementary companies which have been researching and developing investigational mRNA-based products over decades with great passion and build on BioNTech’s proven track record and established position in the global mRNA industry.

Separate from the Acquisition, BioNTech SE and an affiliate (together, “BioNTech”) and Pfizer, Inc. (NYSE: PFE, “Pfizer”) entered into agreements with CureVac N.V. and an affiliate (together, “CureVac”), and an affiliate of GSK plc (LSE/NYSE: GSK, “GSK”) on August 7, 2025 (the “Settlement Arrangements”) to resolve the pending patent litigation between BioNTech, Pfizer and CureVac in the United States, and set a framework for resolving patent litigation and allegations of patent infringement between BioNTech, Pfizer and CureVac outside the U.S. (subject to closing of the Acquisition). As a consequence of entering into the Settlement Arrangements, CureVac, BioNTech and Pfizer filed a Stipulation and Order with the United States District Court for the Eastern District of Virginia dismissing with prejudice CureVac’s action for patent infringement relating to certain CureVac patents (Civil Action No 2:23-cv-222).

Under the Settlement Arrangements, BioNTech and Pfizer will receive a non-exclusive license from CureVac to manufacture, use, import into the U.S. and sell mRNA-based COVID-19 and/or influenza products (“Licensed Products”). The non-exclusive license will be expanded into a worldwide license upon the closing of the Acquisition. In addition, BioNTech and Pfizer will receive, among other things, a release from all claims relating to purported infringement of CureVac and GSK related to the research, development, manufacture or sale of the Pfizer-BioNTech COVID-19 vaccine in the U.S. prior to January 1, 2025 and, following closing of the Acquisition, a release from all claims by CureVac and GSK worldwide. The Settlement Arrangements not only effectively resolve the ongoing disputes between CureVac, BioNTech and Pfizer in the U.S. and, if the Acquisition closes, the rest of the world, but it will also allow BioNTech to focus on the execution of its strategy and its priority programs, including mRNA-based product candidates.

The Settlement Arrangements do not in any way constitute an admission of liability with respect to any allegation raised by CureVac or GSK, all of which BioNTech expressly denies, and nothing in the Settlement Arrangements shall be taken as or construed to be an admission by BioNTech as evidence supporting any such allegation, any matter of fact or law, any violation of law or any other liability whatsoever.

Under the terms of the Settlement Arrangements, BioNTech will, among other things, pay to the benefit of GSK $370 million to GSK and a 1% royalty on U.S. sales of Licensed Products from January 1, 2025, onward. Following the closing of the Acquisition, BioNTech will pay $130 million to GSK and a 1% royalty on rest-of-world sales of Licensed Products from January 1, 2025, onward. Subject to the closing of the Acquisition, Pfizer has agreed to reimburse BioNTech for $80 million and half of claimed royalties payable to GSK from January 1, 2025, onwards on sales of mRNA-based COVID-19 products.

Pursuant to the Settlement Arrangements, BioNTech will also pay CureVac $370 million upon the closing of the Acquisition or the termination of the purchase agreement relating to the Acquisition, and a 1% royalty on U.S. sales of Licensed Products from January 1, 2025, onward. Following the closing of the Acquisition, BioNTech will pay a 1% royalty on rest-of-world sales of Licensed Products to CureVac from January 1, 2025, onward.

The transaction between BioNTech and CureVac announced on June 12, 2025, will, subject to regulatory approval, be implemented as planned and its terms will remain unaffected.

About BioNTech

Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

Forward-Looking Statements

This document includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “look forward,” “investigational,” “pipeline,” “to acquire,” “development,” “to include,” “commitment,” or similar terms. Such forward-looking statements include, but are not limited to, statements relating to the ability of BioNTech to complete the Acquisition, the impact of the Acquisition on the terms contemplated by the Settlement Agreement, Pfizer’s agreement to reimburse BioNTech with respect to royalty and upfront payments in connection with the Settlement Agreement, and the disputes among

BioNTech, Pfizer, CureVac, and GSK generally. Many of these risks and uncertainties are beyond the control of BioNTech. Investors are cautioned that any such forward-looking statements are based on BioNTech’s current beliefs and expectations regarding future events and are not guarantees of future performance and involve risks and uncertainties. There can be no guarantees that the Acquisition will close on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.

Risks and uncertainties include, but are not limited to, uncertainties as to satisfaction of conditions to closing of the Acquisition; approval of the dismissal order contemplated by the Settlement Agreement; BioNTech and Pfizer reaching a definitive agreement with respect to the terms of Pfizer’s reimbursement; general industry conditions and competition; general political, economic and business conditions, including interest rate, inflation, tariff and currency exchange rate fluctuations, and the ongoing Russia-Ukraine and Middle East conflicts; the impact of regulatory developments and changes in the United States, Europe and countries outside of Europe, including with respect to tax matters; the impact of pharmaceutical industry regulation and health care legislation in the United States, Europe and elsewhere; the particular prescribing preferences of physicians and patients; competition from other products; challenges and uncertainties inherent in new product development; ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; and potential or actual data security and data privacy breaches.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended June 30, 2025, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

Notice to Investors and Security Holders

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, BioNTech intends to file a Registration Statement on Form F-4 (the “Registration Statement”) with the SEC, including an offer to exchange/prospectus, to register under the Securities Act of 1933, as amended, the issuance of BioNTech’s American Depositary Shares (“ADSs”) pursuant to the exchange offer. In addition, BioNTech intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”), which will include, as exhibits, the offer to exchange/prospectus, a form of letter of transmittal, and other customary ancillary documents, with the SEC and soon thereafter CureVac intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the common shares of CureVac referred to in this document has not yet commenced. The solicitation and offer to purchase CureVac’s common shares will only be made pursuant to the Schedule TO and related exchange offer/prospectus. This material is not a substitute for the offer to exchange/prospectus, the Schedule TO, the Schedule 14D-9, the Registration Statement or for any other document that BioNTech or CureVac may file with the SEC and send to CureVac’s shareholders in connection with the proposed transactions.

With respect to the public offering of BioNTech ADSs to CureVac shareholders in Germany and in any other member state of the European Economic Area, this document is an advertisement for the purposes of the prospectus regulation EU 2017/1129, as amended. It does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the securities prospectus which will be available free of charge, together with the relevant translation(s) of the summary, from BioNTech’s website (https://www.biontech.com). The approval of the securities prospectus by the German Federal Financial Supervisory Authority should not be understood as an endorsement of the investment in any BioNTech ADSs or shares in BioNTech. Investors in Germany and in any other member state of the European Economic Area should acquire BioNTech ADSs solely on the basis of the prospectus (including any supplements thereto, if any) relating to the ADSs and should read the prospectus which is yet to be published (including any supplements thereto, if any) before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

With respect to the public offering of BioNTech ADSs to CureVac shareholders in the United Kingdom (the “UK”), BioNTech will publish a UK prospectus exemption document for the purposes of the prospectus regulation EU 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended. This document does not constitute an offer to purchase any BioNTech ADSs or shares in BioNTech and does not replace the UK prospectus exemption document which will be available free of charge from BioNTech’s website (https://www.biontech.com). Investors in the UK should acquire BioNTech ADSs solely on the basis of the UK prospectus exemption document (including any supplements thereto, if any) relating to the BioNTech ADSs and should read the UK prospectus exemption document, which is yet to be published (including any supplements thereto, if any), before making an investment decision in order to fully understand the potential risks and rewards associated with the decision to invest in the BioNTech ADSs. Investment in BioNTech ADSs entails numerous risks, including a total loss of the initial investment.

BEFORE MAKING ANY INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CUREVAC TO READ THE REGISTRATION STATEMENT, EXCHANGE OFFER/PROSPECTUS, SCHEDULE TO (INCLUDING THE EXCHANGE OFFER, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, CUREVAC AND THE PROPOSED TRANSACTIONS THAT HOLDERS SHOULD CONSIDER.

Investors will be able to obtain free copies of the Registration Statement, exchange offer/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by BioNTech and CureVac with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from BioNTech’s website (https://www.biontech.com) or by contacting BioNTech’s Investor Relations Department at Investors@biontech.de. These documents are also available free of charge from CureVac’s website (https://www.curevac.com) or by contacting CureVac’s Investor Relations Department at communications@curevac.com.